EXHIBIT 1

VOCE CAPITAL BELIEVES RECENT ARGO DIRECTOR APPOINTMENTS ARE LEGALLY INVALID; COMMENTS FURTHER ON ARGO PROXY FILING

Argo’s Two Latest Director Appointments Are Invalid Under Company Bye-laws and Bermuda Law, Fatally Compromising its Recent Deliberations and Proxy Statement

Voce Calls Upon Argo to Rescind Liss and Latham Appointments and Amend its Proxy Statement with Accurate Board and Committee Disclosures

Assignment of Invalidly Appointed Director Latham to Special Nominating Committee Means Special Committee’s Recommendations Must Be Annulled and Committee Dissolved

Argo Has Still Yet to Refute Any of the Troubling Examples of Misuse of Corporate Assets Raised More than a Month Ago by Voce in Detailed Letter to Shareholders

Believes Argo Shareholders Deserve a Substantive Update on Whether Board is Taking Any Steps to Investigate Issues Uncovered by Voce

San Francisco, CA (March 27, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today commented on Argo’s filing of its preliminary proxy statement (the “Proxy Statement”), dated March 26, 2019:

“It has been over one month since we released our public letter cataloguing the shockingly high expense structure and gross misuse of corporate assets at Argo. Our letter contained a comprehensive analysis of a widespread syndrome of mis-, mal- and non-feasance at the highest levels inside Argo. We believe these issues are symptomatic of an irresponsible and wasteful corporate culture at the Company, abetted by a Board of Directors seemingly uninterested in even the most rudimentary level of oversight or corporate governance.

Argo’s laconic response to the very serious allegations detailed in our letter speaks volumes. Other than dismissing our criticism of management’s misuse of corporate assets as an ‘ad hominem attack,’ Argo has provided shareholders with no substantive response whatsoever. If Argo believes that our claims are ‘misleading and inaccurate,’ as it asserted, exactly which part(s) of the 17-page letter (or which of its 27 footnotes) is Argo referring to?

Moreover, given the nature of the behavior we uncovered at Argo, at a minimum we would have expected the Board to have launched a comprehensive investigation, overseen by an independent committee of the Board and conducted by an outside law firm, to determine whether the Company’s actions constituted violations of law and/or the Company’s Code of Conduct and Business Ethics, which we cited in our letter. Yet again, the Board has remained silent as to what steps, if any, it is taking to investigate the serious issues uncovered by Voce’s research. This insouciance underscores the lack of independence and misalignment with shareholders that typify Argo’s Board as currently constituted.

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The Board has attempted to deflect consideration of our concerns by charging ahead with the filing of its Proxy Statement, which despite extensive self-praise and preening, is likewise bereft of any refutation of Voce’s litany of serious allegations or disclosure of any investigative steps it may have taken. Moreover, a review of the Proxy Statement reveals that the Board has chosen to push forward with a slate of Directors that has been fatally compromised by its two putative Director appointments announced on February 21, 2019, each of which Voce believes are invalid under the Company’s Bye-laws and Bermuda law. Argo’s Bye-laws, Section 22(6), authorize the Board to appoint Directors only ‘to fill a casual vacancy,’ which under well-settled precedent has long been interpreted to mean only death or resignation in between annual meetings; otherwise, only shareholders may fill vacant Board seats. See, e.g., Munster v. Cammell & Co., 21 Ch. D 183 (1882) (“‘Any casual vacancy’ . . . is any vacancy in the office of directors arising otherwise than by the retirement in rotation. . . .”). At the time of the Board’s unilateral appointments of Messrs. Liss and Latham in February of 2019, there were no casual vacancies for the Board to fill. The last open Board seat which was created through a ‘casual vacancy’ occurred due to the death of Director Cash during his term. Mr. Cash’s ‘casual vacancy’ was filled by the Board’s appointment of Director Bradley in 2018.

The purported appointments of Messrs. Liss and Latham are therefore null and void and they are not properly seated as Argo Directors. The current Board has 11 Directors and the Company’s Class of 2019 has four Directors (excluding Mr. Liss, despite the Company’s attempted designation of him as a Class III Director), the Company’s erroneous Proxy Statement notwithstanding. We also note that Mr. Latham was assigned to, and participated in the deliberations of, the ‘Special Nominating Committee’ that the Proxy Statement discloses was constituted ‘for the purpose of making a recommendation to the Board with respect to Voce’s proposals.’ The Proxy Statement also claims that the membership of the ‘Special Nominating Committee’ is comprised only of independent Directors ‘none of whom is the subject of Voce’s proposals.’ By that standard, then, Mr. Latham is not only an illegitimate member of the ‘Special Nominating Committee’ due to his defective Board appointment, but he would likewise have a conflict of interest similar to the other Directors as we are also seeking his removal from the Board, too, albeit for different reasons. We therefore dispute in their entirety the validity of the deliberations and recommendations of the ‘Special Nominating Committee.’

It is perhaps not surprising that Argo made such a careless error in the mismanagement of its own corporate governance. As a reminder, Argo attempted to appoint these two Directors (one of whom currently sits on the Board of an Argo subsidiary and is hardly ‘independent’) just days before a meeting that Voce had scheduled with the Board to address its myriad corporate governance concerns. Our February 4, 2019 Schedule 13D filing had specifically indicated that we were evaluating Argo’s “corporate governance, including management and Board composition, which could include the nomination of director candidates for election to the Board.” Yet Argo elected to proceed with these appointments without even hearing Voce’s governance concerns, nor did it ever communicate with Voce, even as a courtesy, either before or after the announcement of the appointments. In its haste to cram the Board to capacity with its handpicked nominees, Argo made a grave mistake that perhaps could have been avoided.

We call upon Argo’s Board to immediately rescind the purported Liss and Latham appointments. Moreover, Argo must refile its Proxy Statement with updated, and accurate, disclosures as to the size and composition of the Board and each committee of the Board, as well as the classes of its Directors. Finally, the Board must dissolve the ‘Special Nominating Committee’ and retract the recommendations it made regarding our Directors due to the Committee’s improper composition and conflicts of interest.

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We will be publishing in due course our plan to unlock significant additional value at Argo through the dramatic improvement of its operations and capital allocation. In the meantime, we have nominated five highly-qualified, independent Director candidates that we believe will restore accountability, independence and integrity to Argo’s Board: Bernard C. Bailey, Charles H. Dangelo, Admiral Kathleen M. Dussault, Carol A. McFate and Nicholas C. Walsh. We look forward to the opportunity to make our case to Argo shareholders at this year’s Annual Meeting.”

For more information, investors can visit www.Argo-SOS.com.

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About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants.  The San Francisco-based firm is 100% employee-owned.

 Additional Information and Where to Find It

Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, and J. Daniel Plants, (collectively, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the members of Argo Group International Holdings, Ltd. (the “Company”). All members of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants and information about the Participants' director nominees. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh

(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com